U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)
[X]Form 10-K and Form10-KSB []Form 20-F []Form 11-K []Form 10-Q and Form 10-QSB
                            [] Form N-SAR
         For Period Ended: June 30, 1997 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:


   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.  Not Applicable
 ................................................................................

Part I--Registrant Information

Full Name of Registrant:  Continental American Transportation, Inc.
 ................................................................................
Former Name if Applicable:  Not Applicable.
 ................................................................................
Address of principal Executive Office (Street and Number)
495 Lovers Lane Road, Calhoun, Georgia, 30701
 ................................................................................
         City, State and Zip Code

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   X (b) The subject annual report on Form 10-KSB will be filed on or before October 14, 1997, the fifteenth calendar day following the prescribed due date, September 29, 1997; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable: Not Applicable.




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PART III--Narrative

The reasons Registrant's Annual Report on Form 10-KSB could not be filed by September 29, 1997, the prescribed due date therefor, are set forth on the attached letter of Timothy Holstein, President of Registrant, dated September 23, 1997.


PART IV--Other Information

(1)Name and telephone number of person to contact in regard to this notification
                    Timothy Holstein President (706) 629-8682
 ................................................................................

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):
                                 [X] Yes                        [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?:

                                 [X] Yes                         [ ] No

         Please see letter, dated September 23, 1997 from Timothy Holstein, President of Registrant, explaining the anticipated changes, both narratively and quantitatively, of any significant changes in the results of operations for Registrant's fiscal year ended June 30, 1997 from the Registrant's fiscal year ended June 30, 1996, which will be reflected in the Registrant's earnings statements.

                    Continental American Transportation,Inc.
 ..............................................................................
                  (Name of Registrant as specified in charter) has caused this notification to be signed on behalf by the undersigned thereunto duly authorized

Date...September 23, 1997..........  By.......s/Timothy Holstein..............
                                              Timothy Holstein, President



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                    Continental American Transportation, Inc.
                              495 Lovers Lane Road
                             Calhoun, Georgia 30701
                                  (706)629-8682

                               September 23, 1997



VIA EDGAR FILING
Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  RE: Continental American Transportation, Inc. Commission File No. 0-18279
                           Form 12b-25 re Form 10-KSB for Fiscal Year Ended June 30, 1997

Dear Ladies and Gentlemen:

         Pursuant to Rule 0-3 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing please find one (1) conformed signature copy of Form 12b-25 submitted herewith for filing pursuant to Rule 12b-25 of the Act.

                              PART III - NARRATIVE

         Please be advised that Continental American Transportation, Inc., its directors and officers, recently cooperated with Federal authorities in a criminal investigation. As part of this cooperation, Federal authorities retained material portions of Registrant's records deemed to be vital to a financial audit and preparation of Form 10-KSB, which documents were seized by Federal authorities on June 6, 1997. These documents have been only recently returned to Registrant. In addition, Registrant expects to retain new independent auditors to prepare the audit of Registrant's financial records for its fiscal year ended June 30, 1997. Accordingly, Registrant will be unable to complete Form 10- KSB on or before September 29, 1997, without incurring unreasonable expense and enduring unreasonable burdens in the preparation thereof.

                           PART IV - OTHER INFORMATION

         (3) Please be advised that Registrant expects a loss which materially exceeds the loss reported at June 30, 1996. The increase in the loss is the result of substantial management and operational reorganization and restructuring and is not quantifiable at this time.

         Registrant hereby undertakes to file the subject Form 10-KSB on or before October 14, 1997.

                                    Very truly yours,

                                    CONTINENTAL AMERICAN TRANSPORTATION, INC.


                                    By:   s/Timothy Holstein
                                           Timothy Holstein, President



































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